Filed by First Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Illinois Corporation

Commission File No.: 0-16759

Date: September 10, 2026

[DATE]

[CLIENT NAME]

[ADDRESS]

[CITY, ST ZIP]

Dear [CLIENT NAME],

Re: Important Update from Hickory Point Bank

For generations, Hickory Point Bank has had the privilege of helping families, businesses, and communities move forward. We are grateful for the confidence you have in us and for the relationships that have grown over many years.

Today, we are writing to share an important announcement about the bank’s future. First Illinois Corporation has entered into a merger agreement with First Financial Corporation, with Hickory Point Bank merging with First Financial Bank, NA. We expect the merger to be completed in the fourth quarter of 2026.

We recognize that news of this nature can feel unexpected, especially when it involves an institution and people you know and trust. We want you to hear directly from us why this decision was made and what it means at this stage.

The decision reflects thoughtful planning and responsible stewardship. Banking continues to change, and greater scale provides the ability to invest in technology, security, talent, products, and client capabilities. We believe this partnership offers a strong path forward while building on the personal service and local relationships that have defined Hickory Point Bank.

For now, please continue to bank with us as you normally do. Your Hickory Point Bank team remains available to serve you and answer questions. If future changes require action from you, we will communicate clearly and in advance.

We are excited about the additional scale and resources that this merger will bring to our clients. Founded in 1834, First Financial Bank, NA is one of the oldest community banks in the nation. Headquartered in Terre Haute, Indiana, First Financial shares our commitment to local, relationship-based community banking.

Thank you for your trust and your relationship. We will continue to keep you informed as this process moves forward.

With gratitude,

Anthony G. Nestler

President & CEO

Important Additional Information About the Merger and Where to Find It

In connection with the proposed transaction, First Financial will file materials with the SEC, including a registration statement on Form S-4. The registration statement will include a proxy statement of First Illinois that also constitutes a prospectus of First Financial, which will be sent to the shareholders of First Illinois. This communication is not a substitute for the proxy statement/prospectus or the registration statement or for any other document that First Financial may file with the SEC and send to First Illinois’ shareholders in connection with the proposed transaction. FIRST ILLINOIS’ SHAREHOLDERS ARE URGED TO CAREFULLY AND THOROUGHLY READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT, AS MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY FIRST FINANCIAL WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FIRST FINANCIAL, FIRST ILLINOIS, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND OTHER MATTERS.

When filed, the registration statement and other documents relating to the merger filed by First Financial can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing First Financial’s website at https://investor.first-online.bank under the “Investor Relations” section. Alternatively, these documents, when available, can be obtained free of charge from First Financial upon written request to First Financial Corporation, Attn: Norman D. Lowery, President and CEO, One First Financial Plaza, Terre Haute, Indiana 47807 or by calling 812-238-6185. The contents of the website referenced above are not deemed to be incorporated by reference into the registration statement or the proxy statement/prospectus.

Participants in the Solicitation

First Financial, First Illinois and their respective directors, executive officers, and certain other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies from First Illinois’ shareholders in connection with the proposed merger. Information regarding the directors and executive officers of First Financial is included in its definitive proxy statement for its 2026 annual meeting filed with the SEC on March 17, 2026. Information regarding the directors and executive officers of First Illinois and additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the registration statement on Form S-4 and other materials when they are filed by First Financial with the SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the section above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed merger or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.